PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

January 30, 2017

Via EDGAR

Sumeera Younis

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Sector Funds (Invesco Sector Funds)
File Nos. 811-03826 and 002-85905

Dear Ms. Younis:

Below are responses to your comments, which we received on January 23, 2017 relating to Post-Effective Amendment No. 93 (the “Amendment”) to the AIM Sector Funds (Invesco Sector Funds) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) and is scheduled to go effective February 6, 2017. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class R6 shares of Invesco Small Cap Value Fund (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

PROSPECTUS

1.	Comment: On page 1 of the prospectus, complete the Fee Table and Expense Example.

Response: The requested information has been added.

2. Comment: In the section entitled “Principal Investment Strategies of the Fund,” supplementally confirm that “primarily” means 80% of net assets or above in the following sentence: “The Fund invests primarily in equity securities of small capitalization companies that Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, believes are undervalued.”

Response: Within the context of the above-referenced sentence, the word “primarily” refers to 65% of net assets or greater. However, the Fund does adhere to its investment policy to invest at least 80% of its net assets in small capitalization companies as set forth in the Fund’s prospectus.

3.	Comment: In the section entitled “Principal Investment Strategies of the Fund,” explain supplementally why $6 billion is an appropriate high level cap range for a small cap fund.

Response: The Fund considers an issuer to be a small-capitalization issuer if it has a market capitalization, at the time of purchase, no larger than the largest capitalized issuer included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of April 30, 2016, the capitalization of companies in the Russell 2000® Index ranged from $6 million to $6.07 billion. The Fund’s practice of determining the market cap of a potential portfolio investment by reference to the range of market caps in an index has been sanctioned by the SEC and its staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (1940 Act Release No. 24828 (Jan. 27, 2001), the “Adopting Release”) and related SEC staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The SEC staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.” There, the staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant notes to the staff that the Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Registrant also respectfully notes that numerous other small cap mutual funds rely on the Russell 2000 Index to define the universe of small market capitalization companies. The Fund has adopted a definition of small cap companies in accordance with SEC and staff guidance.

4.	Comment: In the section entitled “Principal Investment Strategies of the Fund,” explain supplementally how the fund calculates derivatives holding amounts for purposes of the 80% rule.

Response: The Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% test.

5.	Comment: In the section entitled “Principal Risks of Investing in the Fund,” consider splitting Small- and Mid-Capitalization Companies Risks into two separate risks.

Response: The registrant respectfully declines to split the risk of Small- and Mid-Capitalization Companies Risks into two separate risks as the disclosed risks for both capitalization sizes are the same and it would therefore be unnecessary and confusing to the shareholder to have repeating risk disclosures.

6.	Comment: In the section entitled “Principal Risks of Investing in the Fund,” with respect to Sector Focus Risk, confirm supplementally that the Fund is not concentrated in any sectors or industries. If it is concentrated, add disclosure to the strategy and risk sections commensurate with the type(s) of concentration.

Response: The Registrant confirms that the Fund will not make investments that will result in the concentration (as that term may be defined or interpreted by the 1940 Act) of its investments in the securities of issuers primarily engaged in the same industry.

7.	Comment: Add disclosure to the prospectus that shareholders will receive 60 days’ notice prior to any changes to the Fund’s name.

Response: The Registrant has added the following disclosure to the Fund’s prospectus regarding notice to shareholders of a change in the Fund’s 80% policy as requested.

“This policy may be changed by the Board, but no change in anticipated. If the Fund’s policy changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change.”

8.	Comment: In the section entitled “Fund Management – The Adviser(s),” consider removing the “(s)” since there is only one adviser on the Fund.

Response: This change has been made.

9.	Comment: In the section entitled “Shareholder Account Information –Rights Reserved by the Fund,” clarify supplementally that the provisions do not violate purchase, redemption or prospectus delivery laws.

Response: The Registrant confirms supplementally that no action would be taken by the Registrant pursuant to these provisions that would violate any purchase, redemption or prospectus delivery laws.

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: In the Statement of Additional Information, pursuant to Form N-1A, Item 15(b), clarify that the disclosure covers all historical names of the Fund.

Response: Item 15(b) of Form N-1A requires that if the Fund’s name was changed during that period (i.e., during the past five years), state the Fund’s former name and the approximate date on which it changed. The Registrant has confirmed that all historical names of the Fund since it incepted have been disclosed and believes the current disclosure is responsive to the requirements of Item 15(b) of Form N-1A.

Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Peter A. Davidson

Peter A. Davidson
Assistant General Counsel

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